

May 31, 2013

<u>Via E-mail</u>
Michael D. Pruitt
Chairman, President, and Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

      Re: Chanticleer Holdings, Inc.
            Item 4.02 Form 8-K
            Filed September 10, 2012
            File No. 1-35570

Dear Mr. Pruitt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Mark A. Rakip

                  Mark A. Rakip
                  Staff Accountant